EXHIBIT 11  COMPUTATION OF EARNINGS PER SHARE
For the Periods Ended March 31
(Dollars in thousands except per share data)



                                             First Quarter
                                           1997      1996 (a)

Net income..........................   $  45,273   $  38,128

Preferred dividends.................          --           5

Income available to common
  shareholders......................   $  45,273   $  38,123




Weighted average of common
 stock equivalents..................      86,795      89,409

Weighted average of preferred
  stock convertible to common
  stock equivalents.................          --          45

Weighted average of fully
 diluted common stock equivalents...      86,795      89,454


Primary earnings per share
  (income available to common
  shareholders divided by weighted
  average of common stock
  equivalents)......................   $    0.52   $    0.43


Fully diluted earnings per share
  (net income divided by weighted
  average of fully diluted
  common stock equivalents).........   $    0.52   $    0.43



Note: The effect of stock options outstanding are not dilutive to earnings per share as defined in APB 15 and therefore are not included with the above calculations.

(a) Per share amounts and weighted average shares have been restated to reflect a 3-for-1 stock split in December, 1996.